

Mail Stop 4546

March 23, 2017

Jodie P. Morrison
President and Chief Executive Officer
Tokai Pharmaceuticals, Inc.
255 State Street, 6th Floor
Boston, Massachusetts 02109

>   **Re: Tokai Pharmaceuticals, Inc.**
>   **Amendment No. 1 to**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 9, 2017**
>   **File No. 001-36620**

Dear Ms. Morrison:

We have reviewed your response dated March 9, 2017 and the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our February 23, 2017 letter.

Public Company Market Valuation Analysis-Otic, page 90

1.   We note your response to prior comment 15. Please revise your Summary and Business section to prominently highlight that you are no longer developing OP-01 in its original form and the first generation product compound has now been modified and has been pursued by Otic as a second generation compound that is currently in preclinical development. Additionally, clarify whether you will be required to perform additional phase 1 trials and to what extent you can rely on clinical trials for the original form.

Pipeline Chart, page 136

2.   Your chart currently indicates that OP-01 has completed phase 2 trials; additional formulation work is necessary and you will be required to repeat early development. Please explain why it is appropriate to include a chart indicating that Phase 2 testing of OP-01 is complete given that you will need to perform new preclinical and/or Phase 1 clinical trials for the second generation compound. Please revise the footnote to clearly explain which development stages you will need to repeat. If you believe that you will not have to perform Phase 1 trials of the second generation compound, please tell us the basis for your belief.

Index to Otic Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-40

3.   Your disclosure of ASU 2014-09 states that the original effective date of this guidance for public entities was for annual reporting periods beginning after December 15, 2016. Please revise your disclosure similar to the disclosure you included on page F-49 of the original filing, since the effective date for this standard is January 1, 2018. Please also include the expected impact similar to your previous disclosure.

        You may contact Vanessa Robertson at (202) 551-3649 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Suzanne Hayes at (202) 551-3675 with any other questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Stuart M. Falber, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP